Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Its Chief Executives Change to Promote the Company’s Growth

BEIJING, December 2, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced that Dr. Changli Wang resigned from his positions of the Chairman and Chief Executive Officer of Hollysys Automation Technologies Ltd., the listing entity, and spend more time and efforts on the company’s international business and will stay on the position of the President of Hollysys International Pte. Ltd. Dr. Jianfeng He, the Chief Operating Officer of the company is elected as the Chairman of the Board, and Mr. Baiqing Shao, Senior Vice President, Business Development of the Company as the Chief Executive Officer of the company on a Board Meeting held on November 30th, 2013, and effective immediately after the Board resolution.

Hollysys’ dream is to become an evergreen internationally recognized automation technology company. With such an ambitious goal, Dr. Wang believes that the dream can never be achieved by one generation. He believes that there will be more younger and more energetic and capable generations together to drive the company more competitive in the world, and he wants to give the space to more capable persons instead of taking Hollysys as his own company.

Dr. Wang made the decision through many years of serious consideration and preparation, and he believed that his resignation will be beneficial for the company’s long term growth and his successors are more qualified than him to take the management positions.

In the future, He will stand in a different position to better evaluate the market and technology development trend and grow the company in the world arena. He will continue to closely focus on the company’s development and provide suggestions, help the company to develop its international business, to build the company to be an internationally famous automation and control technology company.

Dr. Wang said: “This year is Hollysys’ 20 years anniversary, looking back we are proud of the past 20 years achievement and growth, nowadays I am more confident for the automation market in China with the enormous automation opportunities, and our strengthening competitiveness and the competition landscape change in China. I don’t want to build Hollysys to be my own company, but to be an open platform for any talented hollysys person to grow and realize their dreams.”

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Dr. Wang has prepared for stepping down his positions for many years since the company listed on Nasdaq in 2008, in the recent few years he gradually reduced his influence and give more space and power to other senior management including Dr. Jianfeng He, Mr. Baiqing Shao and other senior management team. The company’s operation was under a well established management scheme and a committee of eight senior managers taking charge of individual business sectors, supervising each other and make the decision by the committee jointly. Dr. Wang is very satisfactory with their work and believes they can perform better than him.

Dr. Jianfeng He joined Hollysys in 1997, serving the company for 16 years, and served as the General Manager of Hollysys Group since 2010. Before that, he was the general manager of Beijing Hollysys from 2008 to 2010, and general manager of Hangzhou Hollysys from 2004 to 2008; Dr. He made great contribution in driving the company’s growth and delivered productive results, the Board of Directors of the company believe that he is well qualified to take the position of the company’s Chairman of the Board given his rich experience and capability.

Mr. Baiqing Shao, the co-founder of the company and participated in the first batch of automation control systems development since the company’s inception in1993, and served various important positions consecutively during the company’s development, including core businesses’ management, R&D and etc. With his profound knowledge and experience, he was elected as the Chief Executive Officer by the Board.

Dr. Jianfeng He said: “Thanks Dr. Wang for all of his contribution to the company, he is an extraordinary leader, a great teacher and a well respected person; he set a good example for everyone in Hollysys. We will follow his steps and stand on the shoulders of the giant person and other predecessors who have devoted their most valuable time to Hollysys, and continue to step towards realizing our dream to be a century old international famous automation and control technology company from China. We believe that the demographic change will present automation companies a great potential to replace labor by the leading technologies and our automation machines. With our successful track record, corporate capabilities, we will further execute our well set development plans and strategies to make sure the stable and healthy development of the company. I will work together with all of our colleagues in the company, work harder and devote our whole energy in building the company into a stronger automation technology provider.”

Mr. Baiqing Shao added: “Thanks Dr. Wang and the Board’s support and trust, I have been with the company since the company was founded in 1993, and feel proud of Hollysys’ achievements today. But more I feel is the responsibilities I will shoulder in the future. We have drafted and implemented a splendid development plan for the next five years, and we are very confident of the industrial automation and high-speed rail’s existing and new business areas in the international market. With the recovery of China’s economy growth, demographic change, and recovery of rail development, and our intensified efforts in the marketing and penetration into international market, we have laid solid foundation for the company’s long term development. With the guiding principle of automation for better life, we will continue to drive the company to one of the leading automation solution providers in the world.”

The Company will host a conference call at 10:00 a.m. Beijing Time on December 2, 2013/ 9:00 p.m. U.S Eastern Time on December 1, 2013. The following senior executives will attend the conference call, including: Dr. Changli Wang, former Chairman& CEO; Dr. Jianfeng He, the current Chairman, Mr. Baiqing Shao, the current CEO, Ms. Herriet Qu, CFO, and Ms. Jennifer Zhang, Director of Investor Relations. If you wish to participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 3052388.

4001-200-539 (China)

800-905-927 (HK)
+852-5808-3202 (HK)
1-855-298-3404 (USA / International)

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0800-015-9725(United Kingdom)

800-616-3222(Singapore)

A recording of the conference call will be accessible within 24 hours via Hollysys’ website at: http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

Afterwards, the management team will attend J.P Morgan Infrastructure & Industrial Corporate Access Days on December 3 and 4 in J.P Morgan HK office. Followed by the conference, there will be a non-deal road show on December 5 in Hong Kong arranged by J.P Morgan. Interested parties, please contact with J.P Morgan or Hollysys Investor Relations team for a meeting. The management team is looking forward to meeting investors in Hong Kong.

A Letter of Resignation by Changli Wang

Dear colleagues and investors,

It is a great pleasure and relief for me to announce that I will resign my position as the Chairman and CEO of Hollysys today after preparing and waiting for this day for quite a long time.

To step down or not to step down a position is not a question, but when and how to leave it make tremendous differences. It has been shown by historical movements and enterprise development that systematic succession of the top leadership has been a critical factor for the course to continuously prosper and last for long. It is a tragedy to see great enterprise fall suddenly as soon as a very successful entrepreneur leave the control position because he is deprived of his ability by nature law or other reason after he build up a business empire and spend all of his life and endeavor to develop it., and it is even more grievous for him to watch the company perish not because he does server the career enough but because he servers career too long such that he gradually enjoy the power and build a big ego after many years of successful work and stifles the potential competence of his followers.

It has been our dream to build a long lasting world well recognized automation company just like our competitors in the world, since the inception of Hollysys. Therefore, no human life can survive this mission. We have been studying the genes of these well established and evergreen companies since we were preparing to list our company on the Nasdaq stock market, and that is the main reason for us to get public on a very highly demanding stock market so as to be scrutinized by the mature investors and forced to improve the corporate governance constantly, which is another critical factor for a long lasting company.

As for myself, I have been preparing to resign the management position since the very first day of public listing so that someone more competent have the opportunity to lead the company develop faster and stronger. I have never had any slight intention to hold Hollysys as my personal empire or as a family heritage, therefore, I have no family member or relatives working in Hollysys, as a demonstration to our colleagues that Hollysys is an open platform for everyone who has the inspiration to develop a great career in Hollysys and he or she can realized his or her dream in Hollysys as long as he or she works for it. Last year, I wrote a very long article, which is distributed to all my colleagues and organized several round of study in the company, to elaborate my thought on the importance of succession of leadership and other factors about long lasting enterprises, and I openly asked my colleagues to prepare to take my position as soon as possible on many meetings.

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Even though a lot of people recommend me not to resign and they think that competent entrepreneurs are very rare resources and I am still quite young to retire, I feel very grateful to them. However, comparing with a common sport, for example, one athlete can run faster than 4 athletes in relay in short distance track such as 400 meters, but one excellent athlete can never compete with 4 athletes in relay for a distance over 1000 meters not to say over 10000 meters. To lead a company need the top executive all his attention, his time and his enthusiasm in order to navigate the strategy follow a correct course and to motivate the colleagues to execute it effectively. Working on the same position continuously for 20 years is long enough to wear out anyone’s passion and innovation impulses, and I really feel frightened whenever the scenario come to my mind that Hollysys dwindles away or run into big trouble due to my insensitiveness of any market or technology changes or inside bureaucracy.

I feel pleased and relieved to resign now because I consider this is the perfect time for me and Hollysys.

Hollysys has endured enough hardships since we got listed in 2008, just before the Wall Street crises. The world economy in China and the world has been through a lot of uncertainties. The restructuring of China rail way administration and the tragic accident of Wenzhou in 2011 rendered our rapid developing railway signal business to shrink dramatically. The short selling of Chinese companies listed in US created a lot of pressure on both the management team and our shareholders. All of these misfortunes provided our management team with the best opportunities to evaluate each market segment perceptively, to redefine what our company and to clarify our strategies as well as to build up the capabilities of making judicious decisions in hard times.

After experienced the above-mentioned difficulties, Hollysys has clarified our business into three categories: the cash cow business composed of process automation and high speed railway signal systems, the star business represented by factory automation, metro signal systems, coal mining automation and international business, and question business comprised temporarily of metro SCADA systems. It is very fortunate for Hollysys’ management team that the cash cow businesses still supply us with big potentialities to maintain quite high growth rate of above 15% for the next 5 years. The most of the meticulously chosen star businesses can be cultivated into substantially big business in the next five years. Therefore, Hollysys only need to execute effectively and efficiently our well fabricated strategies, instead of desperately searching for grow areas like many companies do, in the next 5 years.

Hollysys has been preparing for the new strategies in many areas. We have successfully streamlined our hardware manufacturing and our logistic process, which can now support much larger and higher business demands. We have also established and tested more than 60 service centers in China for the industrial automation business, which set up the bases for further expansion. Furthermore, we have upgraded our DCS to the new generation which have been tested and proved by many famous customers, and launched our proprietary safety system for the process automation business. We have finished the redesign of all of our high speed railway signal systems and successfully designed the CBTC system for metro signal system, with all of the products certified by prestigious European organizations with SIL4. And we have developed many critical technologies and products for the star businesses, which will help to propel these businesses with high growth speed.

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I have delegated most of my work to my colleagues in order for them to get trained and prepared to take over my position in the last few years. Dr. He Jianfeng, whom I recommend as the new Chairman, has been working as the deputy top leader to manage the cash cow business for the past 3 years, and managers of all layers organized by him have just finished the next 5 year plan. Mr. Shao Baiqing, whom I recommend as the CEO, is one of the founding member of our business, and he has worked in almost every positions such R&D manager, Manufacturing director, Power station automation division director and CEO for a few new companies. He is now leading most of the star business. Ms Qu Xiaorong worked as the finance controller for Hollysys when we got listed and promoted to the present CFO position for 2 years, successfully demonstrated her capabilities required by the job. On top of that, we have selected and trained a group of young and dynamic managers and potential leaders working at every level, who will take over more important jobs in the future to guarantee Hollysys long lasting healthy growth. Considering their competence, experience and endeavor, they deserve the top positions to realize their dreams, and at the same time, provide Hollysys with new passion, and driving power.

Furthermore, after the 3rd plenary conference of the Communist Party, China’s economy will be stabilized and new round of development will come with the reformation going on, that will provide us with a prosperous market so that the new team can concentrate on the execution of the strategies.

One other reason for me to resign now is that the hazardous market environment in the last 5 years drove me completely exhausted and frustrated, and I desperately need some change of duty, so that my anxiety will not cause damage to the company.

I will never give up Hollysys, though I resign the top executive positions. In the future, I will still work for Hollysys and help the management team to accelerate the international business, which I started and far from mature yet. Secondly, I will learn investment theory and practice, and will watch Hollysys on the investor’s side, and give management advices when they need. Thirdly, I will spend time on long term strategies to guarantee the steady and sustainable growth of Hollysys.

I have full confidence in and give all my support to our new leaders, who will accelerate our business to a higher growth rate and level.

Hollysys is a cherished baby, to whom I spend more than 20 years of life, including all of my effort, talent, care, and time for her, and it is impossible to let it go so easily, but just like a child will grow up and the parents have to let him or her go, otherwise, they will suffocate him or her. Recalling the past experiences, I feel indebted to so many people. I am greatly grateful to this great time in China, without the 30 years of economic miracle, there would have been no Hollysys. I am deeply obliged to all of our dear customers, who have supported and encouraged us, and tolerated us for our faults in every aspect. I want to thank all of my colleagues throughout all these years, including the directors, for offering me with this great job and all of the pleasure. I would like to express my appreciation to all the investors for your kind understanding and support.

Yours Sincerely,

Wang Changli

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About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com